Polar Petroleum Corp.
2248 Meridian Boulevard, Suite H,
Minden Nevada 89423

Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Polar Petroleum Corp.
Form 8-K
Filed November 13, 2012
File No. 333-174433
Date: January 15, 2013
Dear Mr. Spirgel,

This letter sets forth the response of Polar Petroleum, Corp. (“POLR” or the “Company”) to the Staff’s comment letter dated January 14, 2013.  Further, we have filed an Amendment No. 2 to Form 8-K filed November 13 2012, to address the comments as referenced in our responses below.

 Form 8-K/A filed on January 4, 2013

General

1. We note your disclosure that you no longer consider yourself a shell company, as defined in Rule 12b-2 of the Exchange Act, due to the consummation of the Purchase Agreement of the record title of 17 oil and gas leases from the sellers, Daniel Donkel and Samuel Cade, on November 5, 2012. Further, we note you provide Item 5.06, Change in Shell Company Status, disclosure on page 18 of the Form 8-K. Therefore, since it appears that you were a shell company at the time of entering into the lease purchase agreement with Messrs. Donkel and Cade, you were required to provide Form 10 information under Item 2.01(f) of Form 8-K.

As a result, as noted in our comment 2 from our letter dated December 7, 2012, please revise the Form 8-K to highlight a shareholder’s inability to rely upon Rule 144 to resell their stock until one year from the date when all of the required Form 10 information is provided. Please note the resale restrictions imposed by Rule 144(i) and add risk factor disclosure where appropriate.

Response: The Company has revised the Form 8-K to highlight a shareholder’s inability to rely upon Rule 144 by adding the following sections to the Form 8-K:

A. In the Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters section, the Company added this sentence:

Of the 40,915,000 shares of our common stock issued and outstanding, 21,000,000 of such shares are restricted shares. None of these restricted shares are eligible for resale absent registration or an exemption from registration. The exemption from registration provided by Rule 144 under the Securities Act is not available for these shares pursuant to Rule 144(i); and,

B. In the Risk Factors Related to Our Common Stock the Company has added the following three risk factors:

(I) Rule 144 related risk.

The SEC adopted amendments to Rule 144 which became effective on February 15, 2008 that apply to securities acquired both before and after that date. Under these amendments, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that: (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding a sale, (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale and (iii) if the sale occurs prior to satisfaction of a one-year holding period, we provide current information at the time of sale.

Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or at any time during the three months preceding a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the total number of securities of the same class then outstanding; or
•	the average weekly trading volume of such securities during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale. Such sales by affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

(II) Restrictions on the reliance of rule 144 by shell companies or former shell companies.

Historically, the SEC staff has taken the position that Rule 144 is not available for the resale of securities initially issued by companies that are, or previously were, blank check companies. The SEC has codified and expanded this position in the amendments discussed above by prohibiting the use of Rule 144 for resale of securities issued by any shell companies (other than business-combination related shell companies) or any issuer that has been at any time previously a shell company. The SEC has provided an important exception to this prohibition, however, if the following conditions are met:

•	The issuer of the securities that was formerly a shell company has ceased to be a shell company,
•	The issuer of the securities is subject to the reporting requirements of Section 14 or 15(d) of the Exchange Act,
•
The issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Current Reports on Form 8-K; and

•	At least one year has elapsed from the time that the issuer filed current comprehensive disclosure with the SEC reflecting its status as an entity that is not a shell company.

As a result, it is likely that pursuant to Rule 144, stockholders who receive our restricted securities in a business combination will not be able to sell our shares without registration until one year after we have completed our initial business combination.

(III) Shares of our common stock that have not been registered under the Securities Act of 1933, as amended, regardless of whether such shares are restricted or unrestricted, are subject to resale restrictions imposed by Rule 144, including those set forth in Rule 144(i) which apply to a “shell company.” In addition, any shares of our common stock that are held by affiliates, including any received in a registered offering, will be subject to the resale restrictions of Rule 144(i).

Pursuant to Rule 144 of the Securities Act of 1933, as amended (“Rule 144”), a “shell company” is defined as a company that has no or nominal operations; and, either no or nominal assets; assets consisting solely of cash and cash equivalents; or assets consisting of any amount of cash and cash equivalents and nominal other assets. As such, we were a “shell company” pursuant to Rule 144 prior to the consummation of the Transaction, and as such, sales of our securities pursuant to Rule 144 are not able to be made until a period of at least twelve months has elapsed from the date that this Current Report on Form 8-K has been filed with the Commission reflecting the Company’s status as a non- “shell company.” Therefore, any restricted securities we sell in the future or issue to consultants or employees, in consideration for services rendered or for any other purpose will have no liquidity until and unless such securities are registered with the Commission and/or until a year after the date of the filing of this Current Report on Form 8-K and we have otherwise complied with the other requirements of Rule 144. As a result, it may be harder for us to fund our operations and pay our consultants with our securities instead of cash. Furthermore, it will be harder for us to raise funding through the sale of debt or equity securities unless we agree to register such securities with the Commission, which could cause us to expend additional resources in the future. Our previous status as a “shell company” could prevent us from raising additional funds, engaging consultants, and using our securities to pay for any acquisitions (although none are currently planned), which could cause the value of our securities, if any, to decline in value or become worthless. Lastly, any shares held by affiliates, including shares received in any registered offering, will be subject to the resale restrictions of Rule 144(i).

In connection with the Company’s responding to the comments set forth in the January 14, 2013 letter, the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours, Polar Petroleum Corp.,

By:	/s/ Daniel Walker
Daniel Walker
Title:	President and Chief Executive Officer